VIA EDGAR

August 4, 2008

Mr. James E. O’Connor

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (Registration Nos. 333-103022 and 811-21295), JPMorgan Strategic Income Opportunities Fund -- Post-Effective Amendment No. 73)

Dear Mr. O’Connor:

Pursuant to your request, this letter is provided in response to the comments that you provided to me on Thursday, July 10, 2008 concerning the registration statement for the JPMorgan Strategic Income Opportunities Fund (the “Fund”). The following is a summary of your comments as well as our responses on behalf of JPMorgan Trust I (the "Trust"). Each one of your comments is repeated below, followed by the Trust’s response.

Fund Summary – Principal Investment Strategies and Risks

1.	Comment: The fund summary contains the following disclosure:

“Generally, at least 25% of the Fund’s total assets will be invested in securities that, at the time of purchase, are rated investment grade or better by Moody’s Investor Services, Inc. (Moody’s), Standard & Poor’s Corporation (S&P), Fitch Rating (Fitch) or the equivalent by another national rating organization, or in securities that are unrated but are deemed by the adviser to be of comparable quality; provided, however, the Fund may invest in securities that are rated below investment grade or the unrated equivalent without limit if such investments are deemed advantageous by the adviser given current market conditions.”

Given that the Fund may invest without limit in securities rated below investment grade, the paragraph should be reordered and lead with the Fund’s ability to invest in junk bonds.

Response: The requested change has been made.

2.

Comment: The fund summary indicates that the Fund may utilize derivatives to actively manage duration. If the Fund has a specific duration strategy or manages duration to a particular benchmark, please describe the duration strategy in the Fund summary.

Response: The Fund does not have a specific duration strategy and will utilize a flexible allocation process in allocating among the six strategies/sectors identified in the prospectus including “rates/duration management.”

3.

Comment: The fund summary indicates that the Fund may invest in mortgage-backed securities. If the Fund intends to invest more than 25% of its assets in mortgage-backed securities, the Fund may need to add disclosure indicating that it intends to concentrate in the real estate finance industry.

Response: The Fund does not intend to invest more than 25% of its assets in mortgage-backed securities.

4.

Comment: The fund summary indicates that that the Fund may engage in short selling. Are there any limits on the Fund’s ability to engage in short selling? If the Fund anticipates utilizing short sales to a significant extent, the prospectus should be revised to add disclosure concerning leverage.

Response: The portfolio management team anticipates allocating less than 10% of the Fund’s assets to short selling. Generally, the Fund’s short selling would consist of shorting mortgage TBAs and positions on credit default swaps and credit default swaps indexes. To the extent that the Fund subsequently determines to utilize short selling to a significant extent, the Fund would consider updating its disclosure to include additional disclosure concerning leverage.

5.

Comment: The fund summary indicates the Fund may invest in closed-end funds. If the Fund anticipates that the expenses incurred by the Fund in connection with investment in closed-end funds will exceed 0.01%, a line item should be added to the fee table.

Response: The Fund does not anticipate that the expenses associated with investments in closed-end funds or “Acquired Funds” as defined in Form N-1A will exceed 0.01% of the average net assets of the Fund.

6.	Comment: Under “Derivatives Risk”, the prospectus provides as follows:

“Certain derivatives may give rise to a form of leverage.”

This disclosure should be strengthened to provide that all derivatives will give rise to a form of leverage.

Response: The sentence has been changed to read as follows: “Many derivatives will give rise to a form of leverage.” Given that derivatives are defined broadly in the Prospectus as “instruments that have a value based on another instrument, exchange rate or index.” we note that it is not universally true that all derivatives will give rise to a form of leverage.

How to Do Business with the Fund

7.	Comment: Under “When can I buy shares?”, the prospectus provides as follows:

“Only purchase orders accepted by the Fund or a Financial Intermediary before 4:00 p.m. Eastern Time (ET) will be effective at that day’s price.”

The term “accepted” should be replaced with the term “received” .

Response: The Trust respectfully submits that the term "accepted" is not inconsistent with the Investment Company Act of 1940, as amended and believes that a sufficient explanation of the term is included in the Prospectus. The Fund chose the word “accepted” rather than “received” to clarify for prospective investors that the Fund has the right to reject purchase orders if the prospective investor fails to comply with the account application, form of payment, and other requirements described in the prospectus. The prospectus contains detailed disclosure concerning the form of payment and account documentation that a prospective investor must provide in order for a purchase order to be “accepted.” In addition, the prospectus discloses that purchase orders may be rejected for any reason including suspected market timing activities, abusive trading or failure of the prospective investor to provide information required by federal anti-money laundering laws. In addition, the prospectus discloses that Financial Intermediaries may have their own requirements including account application requirements that prospective investors must satisfy prior to having their purchase orders accepted.

In addition, the Trust is concerned that changing the language may undermine provisions in the prospectus designed to protect the Fund and its shareholders as well as comply with existing law. As a result, the Trust respectfully declines to revise the disclosure.

8.	Comment: The subsection “When can I redeem shares?” provides as follows:

Redemption orders accepted by the Fund or a Financial Intermediary before 4:00 p.m. Eastern Time (ET) (or before the NYSE closes, if the NYSE closes before 4:00 p.m. ET) will be effective at that day's price. Your Financial Intermediary may have an earlier cutoff time for redemption orders.

The term “accepted” should be replaced with the term “received” or “received in good order.”

Response: The requested change has been made.

___________________

We acknowledge the following on behalf of the Trust: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions or require any clarification concerning the foregoing, please call me at (614) 248-5749 or in my absence, Rajib Chanda at Ropes & Gray at (202) 508-4671.

Very truly yours,

/s/ Jessica K. Ditullio.

Jessica K. Ditullio, Esq.